Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-265348

Final Term Sheet

AMERICAN TOWER CORPORATION

May 22, 2024

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.900% Senior Notes due 2030 (the “2030 Notes”) 4.100% Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	2030 Notes: €500,000,000 2034 Notes: €500,000,000

Maturity Date:	2030 Notes: May 16, 2030 2034 Notes: May 16, 2034

Offering Format:	SEC registered (Registration No. 333-265348)

Trade Date:	May 22, 2024

Settlement Date(1):	May 29, 2024 (T+5)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	2030 Notes: DBR 0.000% Notes due February 15, 2030 2034 Notes: DBR 2.200% Notes due February 15, 2034

Benchmark Security Price and Yield:	2030 Notes: 86.845 / 2.492% 2034 Notes: 97.150 / 2.533%

Spread to Benchmark Security:	2030 Notes: +148.1 basis points 2034 Notes: +165.4 basis points

Mid-Swap Yield:	2030 Notes: 2.843% 2034 Notes: 2.787%

Spread to Mid-Swap Yield:	2030 Notes: +113 basis points 2034 Notes: +140 basis points

Price to Public:	2030 Notes: 99.622% 2034 Notes: 99.306%

Ratings(2):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2030 Notes: Annually on May 16 of each year, commencing on May 16, 2025 2034 Notes: Annually on May 16 of each year, commencing on May 16, 2025

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:

2030 Notes: Prior to February 16, 2030 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

2034 Notes: Prior to February 16, 2034 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

Par Call:	2030 Notes: At any time on or after February 16, 2030 (three months prior to their maturity date) 2034 Notes: At any time on or after February 16, 2034 (three months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

ISIN / Common Code:	2030 Notes: XS2830466137 / 283046613 2034 Notes: XS2830466301 / 283046630

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility, to the extent it has been drawn upon in euros to, among other things, repay existing indebtedness under the 2021 EUR Three Year Delayed Draw Term Loan.

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization / FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €988.4 million ($1,074.2 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing outstanding indebtedness under the 2021 Multicurrency Credit Facility.

Joint Book-Running Managers:	Banco Santander, S.A. Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc Mizuho International plc

Senior Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

ING Bank N.V., Belgian Branch

Merrill Lynch International

Morgan Stanley & Co. International plc

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

Société Générale

The Toronto-Dominion Bank

Co-Managers:	BNP Paribas Crédit Agricole Corporate and Investment Bank PNC Capital Markets LLC Standard Chartered Bank SMBC Nikko Capital Markets Limited Wells Fargo Securities International Limited

(1)

We expect that the delivery of the notes will be made against payment on May 29, 2024, which is the fifth business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 22, 2024 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Prohibition of Sales to EEA Retail Investors: The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance / Professional investors and ECPs only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Prohibition of Sales to UK Retail Investors: The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of assimilated law by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 as it forms part of assimilated law by virtue of the EUWA. Consequently, no key information document required by the Regulation (EU) No 1286/2014 as it forms part of assimilated law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

United Kingdom MiFIR product governance / Professional investors and ECPs only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of assimilated law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

References in the sections titled “Prohibition of Sales to UK Retail Investors” and “United Kingdom MiFIR product governance/Professional investors and ECPs only target market” to UK legislation include any successor legislation to that legislation.

Standard Chartered Bank and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Banco Santander, S.A. at +34-91-257-2029, Barclays Bank PLC at 1-888-603-5847 (toll-free), Citigroup Global Markets Limited at 1-800-831-9146, J.P. Morgan Securities plc at +44-20-7134-2468 (Non-US investors), or J.P. Morgan Securities LLC collect at +1-212-834-4533 (US investors), or Mizuho International plc at +44-20-7090-6698.